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                                                                     EXHIBIT 8.1

                               FORM OF OPINION
                                     OF
                             ANDREWS & KURTH L.L.P.



                              __________, 1999


Eastern States Oil & Gas, Inc.
2800 Eisenhower Avenue
Alexandria, Virginia 22314


Ladies and Gentlemen:


         We have acted as special tax counsel to Eastern States Oil & Gas, Inc., a Delaware corporation (the "Company"), in connection with the formation of the Appalachian Natural Gas Trust, a business trust formed under the laws of the State of Delaware ("Trust") and the proposed sale of Units by the Company as described in the Registration Statement on Form S-1/S-1 (Registration No. 333-85955) and the prospectus included as part of such Registration Statement (the "Prospectus"), filed with the Securities and Exchange Commission on August 26, 1999, as amended October __, 1999. In connection with such representation, we have reviewed the following documents: (i) the Restated Trust Agreement of Appalachian Natural Gas Trust dated as of October 4, 1999, (ii) the form of Amended and Restated Trust Agreement of Appalachian Natural Gas Trust (the "Trust Agreement"), (iii) the Net Overriding Royalty Conveyance dated as of September 1, 1999, conveying net overriding royalty interests in Kentucky properties from the Company to the Trust; (iv) the Net Overriding Royalty Conveyance dated as of September 1, 1999, conveying net overriding royalty interests in West Virginia properties from the Company to the Trust; and (v) the Prospectus.


         We have been requested to furnish our opinion as to the material federal income tax consequences of the formation and operation of the Trust. Our opinion is limited to the federal income tax matters stated herein as of the date hereof, and no opinion is implied or may be inferred beyond the matters expressly stated herein. We express no opinion as to the impact of the tax laws of any state on an investment in the Trust.

         In rendering the following opinion we have assumed the authenticity of all documents reviewed by us purporting to be originals, and the conformity with the originals of documents purporting to be copies. We have assumed that the Trust Agreement and the Conveyances, at the time of delivery, were duly authorized, executed and delivered by the parties thereto. We have also assumed that all representations and warranties (other than as to the subject matter expressed herein) made by each of the parties to the Underwriting Agreement, Trust Agreement and Conveyances were and are true, correct and complete, and have relied upon those representations and warranties for the purposes hereof.

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         Based on the foregoing, we confirm that the statements set forth under the captions "Federal Income Tax Consequences" in the Prospectus, insofar as such statements set forth legal conclusions and summaries of legal matters, are accurate in all material respects, subject to the qualifications stated therein.

         Our opinion is based on the Internal Revenue Code of 1986, as amended, the presently effective regulations thereunder, reported judicial decisions and published revenue rulings and other administrative interpretations as of the date hereof. It may be modified as a result of subsequent legislation, regulations or other administrative or court interpretations, any of which could be retroactive in effect. Our opinion is not binding on the Internal Revenue Service ("IRS") or the courts, and no assurance can be given that the IRS will not challenge the tax treatment described in the Prospectus or that, if it does, that challenge would not be successful.

         We hereby consent to the use of our name in the Registration Statement and under the caption "Federal Income Tax Consequences" in the Prospectus and consent to the filing of this opinion as an Exhibit to the Registration Statement.


                                        Very truly yours,